UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule
13a-16
or
15d-16
of the Securities Exchange Act of 1934
August 9, 2022
Commission File Number:
001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15
72076 Tübingen, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F  ☒
Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM
6-K
On August 9, 2022, Immatics N.V. (the “Company”) issued an interim report for the three and six-month
periods ended June 30, 2022, which is attached hereto as Exhibit 99.1, and issued a press release announcing the second quarter 2022 financial results for the Company, which is attached hereto as Exhibit 99.2.
INCORPORATION BY REFERENCE
This Report on Form
6-K
(other than Exhibit 99.2 hereto), including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form
S-8
(333-249408
and
333-265820)
and the registration statements on Form
F-3
(Registration Nos.
333-258351
and
333-240260)
of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS

Exhibit Number	Description

99.1	Immatics N.V. interim report for the three and six-month periods ended June 30, 2022.

99.2	Press release dated August 9, 2022.

101.INS	XBRL Taxonomy Extension Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: August 9, 2022	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer

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